UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                     KAUFMAN AND BROAD HOME CORPORATION
                              (Name of Issuer)

                        COMMON STOCK, $1.00 Par Value
                       (Title of Class of Securities)

                                 486168 10 7
                               (CUSIP Number)

                               SUSAN L. HARRIS
                       VICE PRESIDENT, GENERAL COUNSEL
          1 SUNAMERICA CENTER, LOS ANGELES, CA 90067 (310) 772-6000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 1, 1995
           (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                SCHEDULE 13D

CUSIP No. 486168 10 7                                      Page 2 of 6 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eli Broad (SSN: ###-##-####)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP*                            (a) / /
                                          (b) / /
      Not Applicable

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      Not Applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)      / /
      Not Applicable

6.    CITIZENSHIP OR PLACE OR ORGANIZATION
      U.S.A.

                  7.    SOLE VOTING POWER
NUMBERS OF              964,819

  SHARES          8.    SHARED VOTING POWER
                        1,419,038
BENEFICIALLY

 OWNED BY         9.    SOLE DISPOSITIVE POWER
                        964,819
   EACH
                  10.   SHARED DISPOSITIVE POWER
 REPORTING              1,419,038

  PERSON

   WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,043,874 (includes 660,017 shares held by a trust formed by the Reporting Person as to which he has no voting or dispositive power).

12.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                     / /
      Not Applicable

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.40%

14.   TYPE OF REPORTING PERSON*
      IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                         THE SIGNATURE ATTESTATION.

                                                      Page 3 of 6 Pages


                                SCHEDULE 13D
                               AMENDMENT NO. 4

                     KAUFMAN AND BROAD HOME CORPORATION


            This Amendment is filed on behalf of Eli Broad (the "Reporting Person").

            The undersigned hereby amends and restates the amended Schedule 13D filed on January 15, 1992, relating to the Common Stock ($1.00 par value) of Kaufman and Broad Home Corporation ("Issuer") in its entirety. The Issuer's principal executive offices are located at 10990 Wilshire Boulevard, Los Angeles, California 90024. Unless otherwise indicated in this Amendment, all terms referred to herein shall have the same meanings as used or defined in the
Schedule 13D.

ITEM 2 -    IDENTITY AND BACKGROUND.

            (a)  Name:  Eli Broad

            (b)  Business Address:  1 SunAmerica Center
                                    Los Angeles, California 90067

            (c)   Present Principal Occupation or Employment:
                        Chairman of the Board and Chief Executive Officer of SunAmerica Inc., and Founder and Director of Kaufman and Home Corporation.

            (d)   None

            (e)   None

            (f)   U.S.A.

ITEM 3 -    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On March 7, 1989, SunAmerica Inc. (previously known as "Broad Inc.," and prior to that, as "Kaufman and Broad, Inc.") distributed to holders of its common and Class B stock substantially all of the shares of its majority owned subsidiary, the Issuer (the "Distribution"). On March 7, 1989 the Reporting Person held 446,912 shares of SunAmerica Inc. common stock and 5,706,003 shares of SunAmerica Inc. Class B stock. Pursuant to the Distribution, the Reporting Person received 4,512,254 shares of the Issuer's common stock.

            Additionally, 243,055 shares of common stock of the Issuer were issued to the Reporting Person upon the exchange of Kaufman and Broad, Inc. 7-1/2% Exchangeable Debentures which were acquired at par.
                                                Page 4 of 6 Pages

ITEM 4 -    PURPOSE OF TRANSACTION.

            The Reporting Person gave 140,000 shares of common stock of the Issuer as a gift in December 1994. On March 1, 1995, such shares were sold by the Eli Broad Family Foundation in the open market at $14.7121 per share. The purpose of the sale was to provide operating capital to the Eli Broad Family Foundation.

            The Reporting Person may, subject to market and other conditions, purchase additional shares of the Issuer, dispose of some or all of his shares, or consider the possibility of any such plan or proposal from time to time in amounts not yet determined. The Reporting Person does not have any plans or proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 -    INTEREST AND SECURITIES OF THE ISSUER.

            (a) The Reporting Person beneficially owns 3,043,874 shares of common stock which represents 9.40% of the outstanding shares (based upon 32,382,317 shares of common stock outstanding as of March 1, 1995).

            (b) Of these 3,043,874 shares of common stock beneficially owned, 660,017 shares of common stock are held by two trusts formed by the Reporting Person of which he is a beneficiary but has no voting or dispositive powers; 1,419,038 shares of common stock are registered in the name of a corporation, of which 73% is owned directly and indirectly by the Reporting Person and of which the Reporting Person is a director and has shared voting and dispositive powers with one other director, Jeffrey Broad. The following is supplied as to Jeffrey Broad:

                  (i)   Jeffrey Broad

                  (ii)  3177 Padaro Lane
                        Carpinteria, California 93013

                  (iii) Investor

                  (iv)  None

                  (v)   None

                  (vi)  U.S.A.

            (c) The Reporting Person gave 140,000 shares of common stock of the Issuer as a gift in December 1994. On March 1, 1995, such shares were sold by the Eli Broad Family Foundation in the open market at $14.7121 per share. The purpose of the sale was to provide operating capital to the Eli Broad Family Foundation.
                                          Page 5 of 6 pages


            (d) The corporation referred to in paragraph (b) of Item 5 above has the right to receive dividends from, and the proceeds from the sale of, such shares of the Issuer owned by it.

            (e)   Not applicable.


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7 -    MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    Page 6 of 6 Pages



                                  SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                /s/ ELI BROAD
                                                ____________________________
                                                 Eli Broad


Date:  March 3, 1995